                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                        DIABETEX  INTERNATIONAL  CORP.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


           NEVADA                                         87-0458228
(STATE OR OTHER JURISDICTION OF                (IRS EMPLOYER IDENTIFICATION NO.)
  INCORPORATION OR ORGANIZATION)

7321 ROSEVILLE ROAD, SACRAMENTO, CA                           95842
(ADDRESS OF PRINCIPAL OFFICE)                              (ZIP CODE)

Issuer's telephone number (702) 293-0909

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class           Name of each exchange on which registered

    DBTX Common Shares                         NASDAQ OTC BB



Securities to be registered pursuant to Section 12(g) of the Act: None

ITEM 1. BUSINESS DESCRIPTION: Sheridan Industries Inc. ("Sheridan") was incorporated in the State of Utah on September 14, 1983. On December 14, 1998, Sheridan was incorporated in the State of Nevada. On December 1, 1998, the Utah corporation was merged with and into the Nevada corporation and the Nevada corporation was the survivor. Accordingly, the domicile of the corporation was changed. On December 22, 1998, Sheridan changed its name to Diabetex International Corp.

Diabetex International Corp. (the "Company") owns the following licenses :

     A.) An exclusive worldwide license to exploit, manufacture and market a patented device to non-invasively determine blood glucose and Al-C levels. This device is under development and has not been approved by the Food and Drug Administration ("FDA").

     B.) An exclusive license to exploit and market a patented treatment for diabetes patients known as Metabolic Activation. (This is also known as Hepatic Activation or CIIIT). Metabolic activation has met all FDA requirements for use on human patients.

     C.) When a commercially viable unit is available, an exclusive worldwide license to exploit, manufacture and market a proprietary pump for delivery of insulin and insulin-related products.

The Company currently offers a patented treatment for diabetic patients called Metabolic Activation. In the future, after completion of a commercially viable unit development and regulatory approval, the Company intends to market devices that detect blood glucose and AI -C levels, non-invasively and a proprietary pump to deliver insulin and insulin related products.

Diabetes is a huge medical problem in every country. The Company has developed and is the licensee of a patented new treatment for metabolic disorders, such as diabetes, which has now been proven in clinical trials to stop, retard or reverse the complications of diabetes.

THE BUSINESS


The business of the Company, is to provide people around the world with a uniquely beneficial treatment and to exploit and market the proprietary treatment devices used to deliver this breakthrough technology. The treatment approach was invented by Thomas T. Aoki, M.D. Dr. Aoki is the Company Medical Director, and Chief of Endocrinology at the University of California, Davis. He was formerly Head of the Metabolism Research at Joslin Diabetes Center in Boston, and a professor at Harvard Medical School.

Diabetes is the first application at which the metabolic enhancement technology is directed. However, the Company is not only a diabetes treatment company, it is a metabolism treatment company. The need for treatments for diabetes is perhaps the single greatest market in medicine, but the other applications for the Company such as a metabolism company have even wider basic applications.

THE DISEASE


Insulin keeps diabetic people alive, but is not a cure. All diabetics, no matter how healthy they may seem, are developing some level of life limiting complications. Some individuals develop the complications more quickly than others. Poor metabolism attacks the physical condition at its weakest point. There are two different types of diabetics: Type L "juvenile onset" diabetics who fail to produce any or enough insulin and Type M "adult onset" diabetics who produce insulin but are slow to release sufficient insulin and are often resistant to insulin. Both types of diabetes are not just conditions of insufficient insulin but, they are diseases of improper body metabolism. That is the technical definition of diabetes, a disease of metabolism. Even though the two types of diabetes have different causes, both types of diabetics suffer from the same complications due to their failure to properly process food fuels (metabolize). The activation treatment addresses the problem at the cellular level, and treats both Type I and Type H diabetics.

Insulin therapy was introduced in 1923 and until now, there have been few significant changes in treatment. With insulin therapy, physicians have prevented their patients from quickly dying, but have not corrected the metabolic dysfunction which could lead to the following: blindness, renal failure, accelerated coronary disease, cerebral vascular disease, disabling neuropathy, and severe peripheral vascular disease occasionally leading to amputation of extremities.

Perhaps unlike any other disease, diabetes adversely affects all aspects of the diabetic and their whole family. All aspects of life are virtually controlled by diabetes: eating, sleeping, physical activities, sexual function, work, travel, and the overall way that diabetic people feel, are all dependent on the disease, and require constant attention. A diabetic person constantly works to keep some blood glucose balanced as this is all that they can try to do.

Because diabetes is a disease of improper metabolism, there are whole body widespread severe basic biochemical abnormalities. The fundamental defect is the reduced ability of glucose to be used as the fuel for body tissues, and a corresponding increase in the release of glucose from the liver into general circulation. Diabetic people fail to metabolize the carbohydrates and instead metabolize lipids (fats) at a much higher rate than a normal person. Thus diabetics have been referred to as "butter burners." Unlike conventional treatments where the patient is starved of usual carbohydrates and the activation therapy addresses this fundamental defect, and allows the patient to metabolize carbohydrates.

CONVENTIONAL THERAPY COMPARED


The conventional treatment of diabetes, only attempts to control blood glucose by limiting glucose in food, and injecting insulin in amounts tailored to anticipate meals, exercise, blood sugar, emotional levels and a host of other variables. Trying to keep the blood glucose levels within the range of a normal person is sometimes called "tight control". This new treatment known as Metabolic Activation, is not related in any way to the currently widely used "insulin pumps", as these pumps replace shots to help control glucose, but do not pulse with insulin or change the basic problem, metabolism.

Associated with "tight control" therapy was the hope that such therapy will help prevent the micro vascular, atherosclerotic and neuropathic complications of diabetes mellitus. However, while poor glucose control will result in the earlier onset of complications, tight control therapy has not avoided complications. "Tight control" therapy often leads to blood sugars which are too low, which has been shown to adversely affect neurological processes and cause loss of consciousness. The Company has the only treatment which results in the normalization of liver activities and metabolism.


THE DISCOVERY, ITS EFFECTS AND APPLICATION


Dr. Aoki has developed a completely new treatment for metabolic disfunctions such as diabetes. He calls his treatment "Metabolic Activation" or "Hepatic Activation" (liver activation) and sometimes known as CIIIT (Chronic Intravenous Intermittent Insulin Therapy). This treatment does not merely treat the high or low blood sugar conditions of diabetes, it addresses the metabolic problem which is the core of this (and other) diseases. Dr. Aoki has been using this treatment in a clinical setting, treating patients of all ages since 1986. Uniquely, this treatment has produced important previously impossible therapeutic results in patient treated. Treating the core of the disease, improper metabolism instead of just trying to keep blood sugar more normal is a real departure in approaches.

Through various clinical studies, the Company now knows from the ten year DCCT trials that keeping diabetes sugar more normal helps in 50% to 75% of the people, and that proves two things:

1. People who don't control their blood glucose will suffer complications more rapidly than those who control their glucose better.

2. People who have excellent control, still do not have proper metabolism, and in 50% to 75% of the time, suffer from the complications.


In reality, the truth of diabetes is worse than stated. While being more controlled will keep many patients from early complications, they suffer from the effects of diabetes, and do not have normal energy or life spans. Eventually, the disease attacks the weakest part of the person.

Diabetes is not a disease of high and low blood glucose levels. For years, however, physicians have treated it as merely a blood sugar problem diabetics cannot properly metabolize carbohydrates, and as a result, their bodies convert to a higher rate of lipids (fats) metabolism with serious consequences. Because diabetic people cannot burn carbohydrates, the backup system of converting to, and burning lipids automatically begins to function, which is a major aspect of cardiovascular and other diseases. The effect of the Company's treatment is to reestablish proper body wide metabolism, by restoring carbohydrate metabolism, and reducing the unusually high rate of lipid metabolism. By so doing, one of the many beneficial results is to restore to the liver the ability to both store and release glucose (as it does for the non-diabetic) and thereby to buffer and limit the high and low blood glucose swings of diabetics. In addition to this change, other changes in enzymes are also a beneficial result of the treatment, which activate to feed the heart, eye and other tissues both directly and indirectly through complicated hormone fuel metabolism processes.

The Company's treatment and approach completely differs from conventional insulin therapy in which carbohydrate intake is greatly restricted and insulin is administered by subcutaneous injection with little or no effect on liver (and thus body) metabolism disorders. More normal metabolism has been preventing long term, complications of the most severely afflicted diabetics at the University of California, Davis, and now at the other sites of activation, and, there is substantial evidence to suggest damage is reversible.

This procedure is unique, making it possible for diabetics to lead near normal lifestyles through increased health and energy, decreases in average glucose levels, complete elimination of low blood sugar reactions (loss of consciousness from hypoglycemic episodes) and almost complete elimination of blood glucose fluctuation related periodic hospitalizations.

Hepatic Activation is accomplished through the use of a specially made Intravenous Infusion Device which pulses the infusion, and is controlled by an algorithm (computer program). Activations are transacted at any trained physician's clinic, once a week to once every two weeks. This procedure continues at the physician's office or clinic until the individual become stabilized with their new "wellness" after which the patient may activate at home (using an individually pre-programmed infusion pump). The availability of the current device is limited, so additional units will be required as expansion takes place, and it is anticipated that the new Hamilton-May pump can fill this need.

The metabolic treatment medical breakthrough has applications for other metabolic related conditions including hypertension, cardiovascular disease, trauma, organ transplants, and the aging process itself. These benefits derive primarily from the better metabolic condition of the patients, and apparently a host of other processes such as an increase in high density lipoproteins (BDL), and decrease in low, and very low density lipoproteins (LDL, VLDL).

CLINICAL TRIAL RESULTS TO DATE


Metabolic Activation therapy has been provided to patients at the University of California, Davis, where the most difficult and ill patients have been treated. Some of these patients have failed under state-of the-art conventional therapy, and without activation treatment these patients are doomed to suffer the disabling problems of diabetes as the disease advanced. It has taken a number of years for Metabolic Activation to demonstrate the long term effects of activation on complications, and physicians now know that activation significantly stabilizes these patients and greatly affects the complications of diabetes, the first treatment ever to do so. This body of information also shows that other metabolic disease states will respond, many of which are related to heart disease and strokes.

Metabolic (Hepatic) Activation appears to be the only therapy to stop the complications of diabetes, and further appears to complement almost any other form of treatment.


CLINIC DEVELOPMENT IMPLEMENTATION


A standardized package for setting up clinics using the Company's system and a related marketing program has been developed along with the system for training to deliver the treatment.

Physicians will rent the devices on a per use basis, which will also provide experts by telephone for any questions, and quality assurance.

At the beginning, as many pumps and chairs as there are patients can be set up in any location, as long as water, and the usual facilities are available. Since the physician is not being asked to purchase the pump, he can begin with only a few patients.


A TEN STATION CLINIC MODEL


A ten (10) station clinic model may be the best initial area model as it satisfies the following criteria:

It is small enough to be easily accommodated by the average size physicians office or hospital and would use a relatively small area.

It addresses a sufficiently large patient base to attract new patients to the clinic or hospital.

It is small enough to be broadly distributed in geographical areas for the convenience of patients.

A ten station treatment system can treat a maximum of twenty people each day, five days per week equaling 100 patients per week being treated on a weekly basis, or 200 patients treated every other week. The Company's financial model assumes only a five day work week and never full capacity.

Assuming an average of 20 successive weekly clinical visits per patient, we see that one ten station clinic can treat a maximum of three groups of 100 patients
(300) yearly, assuming that they can then go home with the home pump. An exceedingly conservative market intrusion is assumed in the model

The Company's marketing strategy is designed to be integrated into the existing system of health care delivery, in that most practitioners will keep their patients for their other health needs, and send them to a central clinic for activation only.


HOME TREATMENT PROGRAM


With proper training, almost any person can learn to safely and effectively give the treatment at home, which gives much needed flexibility and saves costs, while freeing the clinic to process more diabetic people. To date, the Company has not undertaken a broad based program of home therapy, due to the ongoing clinical trials, and the availability of being reimbursed by health insurance and some governmental programs for the treatment.

It was originally assumed that patients would resist continuing activation treatments if they were required to come into a clinic once every 7 to 14 days, but such has not been the case. Patients feel so much better, and can validate their newly restored carbohydrate metabolism while relaxing for 6 to 7 hours and watching TV and reading. Thus, those persons who are, because of their age or condition, not able to be easily activated at home, have continued to come in on schedule since they began, which has been over 8 years in some cases, and over 5 in many.


(B) 1. The principal product of the Company are patented treatments for diabetic patients called Metabolic Activation. In the future, after completion of a commercially viable unit development and regulatory approval, the Company intends to market devices that detect blood glucose an A I -C levels non-invasively and a proprietary pump to deliver insulin and insulin related products.

The treatment takes place in a clinic the first time for two days and is followed by treatments once every week to perhaps once every two weeks, depending upon the patient. As the treatments are customized for each patient, the interval between treatments will vary.

The patients come into the clinic for the first phase of treatments lasting at least 16 weeks, and then may be eligible for home treatment, depending upon the availability of equipment and the abilities of the patient. Three treatments are given on a treatment day, with the patient sitting in a recliner or chair and being "hooked up" (infused) for one hour, and then disconnected for two hours. During the treatments, carbohydrates and intravenous insulin are administered using the Company's computer controlled infusion pump treatment device. After a minimum of 16 weeks, the home pump (which is the same as the clinic pump) may be used. An individualized treatment regimen will continue at home or wherever the patient is, on whatever schedule the patient desires. Certain patients will require more frequent treatments, and certain patients less, but a normal diabetic person should be able to transact the treatment at home without any complications. Another person will have to stay with the patient when treatment is administered, making sure that blood glucose does not get too low. Currently, home activations are being conducted as part of the ongoing clinical trials, and they have progressed as expected, with no difference from clinic activation. It is suggested that four times a year, home treatment patients come in for treatment and metabolic measurement in the clinic.

The patient's body metabolism changes, and drastically so during the first 16 weeks of treatments, with the changes monitored using a standard and proven test for measuring body-wide metabolism, also known as "MMC" or Metabolic Measurement Chart. This device measures oxygen consumption and carbon dioxide production on a breath-by-breath basis, and records for the first time. This allows the patient to be able to properly metabolize carbohydrates instead of metabolizing too many lipids. While the re-establishment of metabolic integrity is currently monitored during treatment in the laboratory or clinic, such measurement is not needed to deliver the treatments at home. The MMC is used initially to deter the dose for that patient, and to show the metabolic activation changes. The result of the treatments is that the liver, and thereby the whole body, achieves something totally unheard of prior to this therapy, the regaining of true non-diabetic-like metabolism.

There will be three phases, the first, clinic treatment, the second, self-administering at home, and the third, in the future, the use of the Hamilton-May computerized wearable automatically monitoring treatment pump. Implantable devices may be an optional way to administer the treatments, but due to the frequency of being treated, it is anticipated that only some patients will want an implanted device.

As stated, during the first 16 weeks, the patient's body composition changes, requiring adjustment in the treatment program. After that initial phase, the treatment dosing does not change significantly, and the patients are able to adjust any such changes. During the first phase, in clinic, the patient receives a thorough education about diabetes in general and specifically the new means of treatments. In the final weeks of this phase, the patient will be taught to self-administer the Company's treatment at home, and will practice self-administering in the final clinic treatment sessions.



(B) 2. The Company's initial market targets the 15% of all diabetics on insulin, who are classified as "brittle," and a much larger number of acutely ill diabetics. The diabetic market is so large that the projected demand of the initial "brittle" and "ill" market in the USA alone is 1,300,000 patents. The true market is all diabetics, since all are greatly affected by their disease and their lifespan significantly shortened.

The patients who will receive first priority for treatments are the patients for whom conventional insulin therapy is largely ineffectual. These people are chronically ill and need the life changing benefits of the Company's activation treatment. These patients quickly respond to the treatments, and the changes are easily recognized. Acute care patients include diabetics who are very "brittle" (severe difficulty with blood glucose), pregnant, and some who are of preschool age. The market also includes the millions of persons with Type Ill (adult onset) diabetes, including those who currently do not take insulin and are now on oral agents. The expectation is that Hepatic Activation will become the standard of treatment for all patients who seek to avoid the complications of diabetes.


MARKET STRATEGY


The strategy of the Company is to address diabetes first.. The world market in diabetes is very large, costing the United States alone over $27 Billion per year.

There are 23 Million diagnosed diabetics in the world and the number is increasing 2% percent each year. The overall approach is simple.


(B) 3. The Company has developed the following to meet the needs of the diabetic markets as follows:

     A. The Company will expand its relationships with leading physicians, publish the data from the studies; help start physicians using their clinical settings, and then expand into additional treatment centers for that area.

     B. The Company will sell the disposables and kits, and rent infusion equipment to the users. After a center is operating properly, the home activation system will commence, whereby the patients who activate at home will be monitored by telephone, and come in for quarterly checkup activations in the clinics.

     C. The Company in conjunction with Dr. Aoki, will continue to expand the research and development of the technology into the treatment of other diseases of improper metabolism such as hypertension, heart disease, trauma care, organ transplants, elevated blood lipids and aging. This research and development effort continues to be one of the most important forms of marketing and expansion of acceptance through peer review journals.

(B) 4. There is no direct competition for this therapy. The only issue is the perceived competition of other claims of progress often found in the media, but which never seems to get past the initial announcement of "promising preliminary results". The only current competition is just aggressive conventional treatment which is shown to be ineffective as to the onset or retarding of complications. It should also be noted that with all therapies currently known in development, (except for gene replacement therapy which actually replaces the islet cells in the pancreas), were to become available, they would need the normalization of metabolism provided by activation, since none of the known therapies, stimulate the liver into the production of the array of enzymes the human body needs to function properly.



(B) 5. The Company's treatments and products are manufactured pursuant to an Agreement and Plan of Reorganization by and between the Company and Advanced Metabolic Systems, Inc.


(B) 6. The Company's consumer base is large and it does not rely on one or even a few major customers but on a broad based marketing and advertising program.


(B) 7. The Company owns the following licenses :

          a.) An exclusive worldwide license to exploit, manufacture and market a patented device to non-invasively determine blood glucose and Al-C levels. This device is under development and has not been approved by the FDA.

          b.) An exclusive license to exploit and market a patented treatment for diabetes patients known as Metabolic activation. (This is also known as Hepatic activation or CIIIT). Metabolic activation has met all FDA requirements for use on human patients.

          c.) When a commercially viable unit is available, an exclusive worldwide license to exploit, manufacture and market a proprietary pump for delivery of insulin and insulin-related products.


(B) 8. As has been stated the Company owns the following licenses and does require a license or approval form a governmental agency at this time:

          a.) An exclusive worldwide license to exploit, manufacture and market a patented device to non-invasively determine blood glucose and Al-C levels. This device is under development and has not been approved by the Food and Drug Administration.


          b.) An exclusive license to exploit and market a patented treatment for diabetes patients known as Metabolic activation. (This is also known as Hepatic activation or CIIIT). Metabolic activation has met all Food and Drug Administration requirements for use on human patients.


(B) 9. At the present time the Company has five (5) employees.

(C) The Company shall voluntarily provide its shareholders with an annual report that will include audited financial statements.

     The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

ITEM 2. MANAGEMENT'S DECISIONS AND ANALYSIS OR PLAN OF OPERATIONS:

     Plan of Operation:

     The Company is a developmental stage company. The Company consists of three key divisions: intellectual properties, non-invasive monitoring devices for diabetics and lastly, the Dr. Aoki Metabolic activation treatment division. In connection with the first division, the Company is currently developing a Hypoglycemic/Hyperglycemic Warning device and has completed the engineering phase. With regard to the second division, the Company has successfully built and tested its non-invasive monitoring devices for diabetics. Currently, these devices are being transferred from working-prototypes to miniaturized models. Upon approval from the Food and Drug Administration ("FDA"), the miniaturized models will then be marketed and a major marketing and advertising campaign shall commence. It should be noted that the final clinical trial will be conducted under the supervision of Dr. Sami Hasim at St. Luke's Roosevelt Medical Center in New York, NY. Previous successful clinical trials were conducted at Loma Linda Diabetex Center and Innovative Health Care under the direction of Dr. Ivan Goldsmith.

     As has been stated earlier, the Company has recently hired Dr. Aoki as one of its key employees. Dr. Aoki is one of the leading authorities on diabetes and is one of the directors of the The Aoki Diabetes Institute at University of California, at Davis, CA. Furthermore, the Company recently acquired Dr. Aoki's patented treatment to stop the death threatening effects of diabetes known as CIIIT or Metabolic Activation.

     The Company further has acquired Dr. Aoki's diabetes treatment company, Advance Metabolic Technologies, Inc. and acquired the pump system developed by Hamilton May to properly deliver the treatment to the diabetic patient. With these acquisitions and the relationship's the Company has developed, the Company believes that it has positioned itself properly to deliver the instruments and treatments to enhance and assist the diabetic. The Company believes that the treatments and various products, (such as the miniaturized non-invasive monitoring devices for diabetics and the Hamilton May pump) would allow the Company to properly compete with the small to medium diabetic-supply companies. Currently, these devices are being transferred from working-prototypes to miniaturized models. Upon approval from the Food and Drug Administration ("FDA"), the miniaturized models will then be marketed and a major marketing and advertising campaign would commence.

     The Company is currently investigating various investment banking firms to seek out possible merger or acquisition candidates. The Company further believes that with the assistance of an investment banking firm, the Company would resolve any additional financing requirements the Company may interface with to meet its business objectives in the near future.

ITEM 3. DESCRIPTION OF PROPERTY:

     (A) The Company does not own any property. All of its equipment is in good working order. Its principal location at 7321 Roseville Road, Sacramento, CA 95842 is rented. The building is a 37,000 square foot combination manufacturing, electronic development, warehouse and office facility. The Company co-habits with Hamilton May Corporation and Advanced Metabolic Technologies.

     (B) At the present time the Company has no investment policy with respect to any real estate transactions. Pursuant to the By-laws the Board of Directors has the sole discretion for any such investment without limitation. Any change in this regard would require the vote of the shareholders.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (A)  Security ownership of certain beneficial owners.


         (1)                            (2)                                  (3)                          (4)
------------------------------------------------------------------------------------------------------------------
                                      Name and                            Amount and
Title of Class              Address of Beneficial Owner           Nature of Beneficial Owner      Percent of Class
------------------------------------------------------------------------------------------------------------------
Common Voting           Henry Cartwright                      2,000,000                           15.50%
                        13 Dovetail
                        Henderson, NV   89014                 Individual
------------------------------------------------------------------------------------------------------------------
Common Voting           Advanced Metabolic Sys.               1,232,261                            9.50%
                        8776 Killdee
                        Orangevale, CA  95662                 Corporation
------------------------------------------------------------------------------------------------------------------
Common Voting           Dominion Inv. Ltd.                    1,021,070                            7.9%
                        Bahamas Financial Center
                        P.O.Box Box SS-6827                   Corporation
                        Nassau, Bahamas
------------------------------------------------------------------------------------------------------------------




     (B)  Security ownership of management




------------------------------------------------------------------------------------------------------------------
         (1)                            (2)                                  (3)                          (4)
------------------------------------------------------------------------------------------------------------------
                                      Name and                            Amount and
Title of Class              Address of Beneficial Owner           Nature of Beneficial Owner      Percent of class
------------------------------------------------------------------------------------------------------------------
                        Philip R. Blomquist,                  50,000
                        7321 Roseville Road                   President, Secretary and            .004%
Common Voting           Sacramento, CA  95842                 Sole Director
------------------------------------------------------------------------------------------------------------------
                        Floyd Ault as Trustee for             80,000
                        the Ault Trust                        Treasurer                           .006%
Common Voting           7321 Roseville Road
                        Sacramento, CA  95842
------------------------------------------------------------------------------------------------------------------




     (C) There are no arrangements that would result in a change of control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS


     (A)  The following are the Directors and Executive Officers of the Company:


          PHILLIP R. BLOMQUIST, age 69, President and Secretary for a term of office of 2 years commencing on January 4, 1999 and Sole Director. Prior to his association with the Company, Mr. Blomquist was involved in a number of venture capital situations from real estate development and construction to automotive sales, leasing and rental. From 1967 to 1973, Mr. Blomquist served as Salt Lake County Commissioner for Salt Lake City, Utah. As Salt Lake County Commissioner, he was responsible for the construction of the Salt Palace, a large convention center and sports arena. He was also responsible for the Salt Lake Count Hospital and served on the Salt Lake County Board of Health. He administered all governmental medical services dispensed in the County. Under his direction, medical services for the indigent and elderly were expanded substantially and new programs were implemented.

          FLOYD AULT, age 79, Treasurer, term of office 2 years, began serving January 4, 1999. Prior to his association with the Company, Mr. Ault was a registered nurse. For the past ten years, Mr. Ault has served as a medical consultant.

          THOMAS T. AOKI, M.D., age 59, President of Advanced Metabolic Technologies, Inc. (Company's wholly owned subsidiary). Dr. Aoki is the original patent holder of the Metabolic Activation. Prior to his association with the Company, is Professor of Medicine and Chief of the Division of Endocrinology at the University of California, Davis, Medical Center (Sacramento). He obtained his M.D. degree from Yale University in 1965 and that year received the Moseby Award for Scholastic Excellence. Dr. Aoki has served as a member of numerous professional organizations and committees in diabetes, endocrinology and metabolism. From 1972 to 1994, he was as a Senior Investigator of the Research Division at the Joslin Diabetes Research Center and from 1982 to 1984 served as the Head of the Metabolism Section. Dr. Aoki is an internationally recognized expert in the field of hormone-fuel metabolism and diabetes.




          Dr. Aoki responsibilities will include ensuring that all products and systems developed fully meet the technical, scientific, and medical requirements for delivering the Advanced Metabolic Technologies diabetes treatment. He is uniquely qualified to integrate the requirements of the Advanced Metabolic Technologies technology with the needs of health care providers and the needs of patients. His participation will expedite product development and enable the company to develop market readiness, and market dominance.He has had 89 professional papers, 71 abstracts, and 21 reviews published and has contributed various chapters to 9 medical books.

          There are no key employees at this time other than those serving in the official capacities above.

     (B) There are no family relationships among any of the directors, executive officers, or any person nominated or chosen to be a director or executive officer.

     (C) 1. There are no legal proceedings, pending or completed against the Company, its directors, executive officers, or of any business that any such person was a general partner or executive officer.

          2. None of the directors or executive officers has been convicted of any criminal offense (excluding traffic violations and other minor offenses) nor are any such proceedings pending in any court of competent jurisdiction.

          3. No executive officer or director has been the subject of any judgment or decree by any court of competent jurisdiction revoking, suspending or enjoining any such executive officer or director of the Company or otherwise limiting in any way the participation of such person in the total involvement of business, securities or banking activities.

          4. No executive officer or director has been found by any court of competent jurisdiction to have violated a federal securities or commodities law, including any such finding by the Commission or Commodity Futures Trading Commission.

          ITEM 6. EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

------------------------------------------------------------------------------------------------------------------------------------
                                                                                          LONG TERM COMPENSATION
------------------------------------------------------------------------------------------------------------------------------------
                                                    ANNUAL COMPENSATION                AWARDS                 PAY-OUTS
------------------------------------------------------------------------------------------------------------------------------------
       (a)             (b)      (c)         (d)             (e)                (f)               (g)            (h)        (i)
------------------------------------------------------------------------------------------------------------------------------------
NAME AND                                                                     RESTRICT         SECURITIES                   ALL OTHER
PRINCIPLE                                              OTHER ANNUAL          STOCK            UNDERLYING        LTIP       COMP
POSITION              YEAR     SALARY      BONUS       COMPENSATION          AWARDS           OPTIONS/          PAY-       ($)
                                ($)                                          ($)              SAR'S             OUTS
                                                                                              (#)               ($)
------------------------------------------------------------------------------------------------------------------------------------
Pres./Secy
Philip  Blomquist     1999      -0-         -0-        none                                   none              None       -0-
------------------------------------------------------------------------------------------------------------------------------------
Treasurer             1999      -0-         -0-
Floyd Ault                      -0-         -0-        none                                   none              None       -0-
------------------------------------------------------------------------------------------------------------------------------------




The officers and directors of the Company have served without compensation other than the shares of restricted stock issued above.


     ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     (A) There have been no transactions or proposed transactions to which the Company was or is to be a party, in which any of its officers, directors, nominees had a direct or indirect material interest.

     (B) The Company has not issued, either directly or indirectly, anything of value to any promoter, including money, shares, property, assets, contracts or options of any kind.

     (C) The Company has not granted any material underwriting discounts or commissions upon the sale of securities to any party who was or is to be a principal underwriter or is controlling person or member of a firm that was to be a principal underwriter.

     (D) There have been no transactions either to purchase or sell assets of the Company extraordinary to the normal business operations of the Company.

     ITEM 8. DESCRIPTION OF SECURITIES

          1. The Company is offering common equity shares with no dividend or preemption rights and voting rights of one vote per share.

     (A)  The Company has no debt securities.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER'S MATTERS

The Company's stock is being traded on the NASD OTC Bulletin Board since December 30, 1998. The following represents the high and low prices for each quarter therefrom.

QUARTER ENDING                                MARCH            JUNE                  SEPTEMBER
                                              1999             1999                  1999
HIGH                                          13.50            22.50                 15

LOW                                           12.75            22.00                 13

ITEM 2. LEGAL PROCEEDINGS

There are no legal proceedings, judicial or administrative, pending against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There are no disagreements between the Company's independent accountants nor has there been a change in the independent accountant chosen by the Company.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On January 4, 1999, the Company filed a Form D Notice of Sale of Securities Pursuant to Regulation D with the Securities and Exchange Commission under Rule 504 adopted under the Securities Act of 1933 (the "Act") as amended. The securities sold were common shares and the aggregate dollars raised were $100,000 to two accredited investors, Colonial National, Ltd. and Hamilton, Ltd. No officer, director or affiliate received any payment from these funds.

On January 4, 1999 through January 15, 1999, the Company sold 950,000 common shares at an offering price of $.05 per share. All sales were made pursuant to an exemption under Rule 506 of Regulation D adopted under the Act as amended. Investors received information required by Rule 506 of Regulation D the Act and other requirements of Regulation D were met. The shares were issued to investors as follows:


NAMES OF PURCHASERS                                   NUMBER OF SHARES PURCHASED
Ingrid P. Abbey                                                           41,500
Anne Ainsworth                                                             5,000
Betty and Darl Altman                                                      1,000
Craig E. Anderson                                                          1,000
Mary Lou Anderson                                                          1,000
B & A Trading                                                             11,000
Eliot Bauer                                                                4,000
Shawn Burke                                                                3,500
Deverlee Bradin                                                           10,000
Jennifer Burke                                                             3,500
Margaret Sue Carmen                                                          500
Dana R. Cartwright                                                        20,000
Stanley D. Cartwright                                                     20,000
Terry Cartwright                                                           4,000
Terry Cartwright                                                          16,000

NAMES OF PURCHASERS                                   NUMBER OF SHARES PURCHASED
Richard A. Chudey                                                         19,200
Arlene Churchill                                                           5,000
James D. Drake                                                            11,000
Gurinder S. Garcha                                                         1,000
Theodore Georgoff                                                            500
Tim J. Gephart                                                             5,000
GLS Property Management                                                   10,000
Robert E. Gomer                                                            1,000
Walter Grady                                                                 500
Richard Hooton                                                            15,000
JMT3T Holdings                                                               500
Ajit Khanuja                                                               1,000
Ajit Khanuja                                                               1,000
Benjamin Kirach                                                           14,000
Godel Kirschenbaum                                                        14,000
Paul Kramer                                                                1,200
Hans Liebig                                                                5,000
Elayne Fanney                                                              1,000
Robert Klorman                                                               400
Blake Kenneth Taylor                                                       5,500
Angel S. Luca                                                              1,000
Patricia  McKone                                                          16,000
Spencer McOscar                                                           40,000
Henry Merce, Jr                                                            5,000
Louis Meyers                                                               5,000
Mark Montifiore                                                           10,000
James Nunn                                                                11,000
John Parnes                                                                6,000
Carol Pfeifer                                                             70,000
Robert Pfeifer                                                            50,000
Micael Pizza                                                               5,000
Kerm Rudolph                                                              40,000
Beverlee Robinson                                                          5,000
Thomas Rudolph                                                             5,000
Stephen Rudolph                                                            4,000
John Sampson                                                               8,500
Kenneth Schatz                                                            37,500

NAMES OF PURCHASERS                                   NUMBER OF SHARES PURCHASED
Lawrence Sebuck                                                            5,000
Inder Jitt Singh                                                             500
Jeffrey Skillman                                                          10,000
Skillman Renunion                                                         10,000
Dean Skillman                                                              5,000
Gary Sleimers                                                              3,000
Janice Sleimers                                                           17,000
Jeffrey Sleimers                                                           3,500
Gary Sleimers                                                             40,000
Robert Slykhuis                                                            5,000
Sandra Smith Trust                                                         3,000
Taylor Press Products Co.                                                  1,000
Thomas Taylor                                                             28,500
Edward Taylor                                                             12,500
John Unger                                                                 5,000
Blaine Wagner                                                              2,500
David Wagner                                                               2,000
John Walker                                                               12,500
Lancer Weinrich, Sr                                                        1,000
Robert Wiley                                                              90,000
Irvin Wisniewski                                                             500
Holdon-Russell Wood                                                        1,600


ITEM 5. INDEMNIFICATION OF DIRECTORS, OFFICERS.

As the Board of Directors may from time to time provide in the By-Laws or by resolution, the corporation may indemnify its officers, directors, agents and other persons to the full extent permitted by the laws of the State of Nevada.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    DIABETEX INTERNATIONAL CORP.
                                                            (Registrant)


Date: October 1, 1999                      By: /s/ Philip R. Blomquist
      ---------------                          -----------------------
                                                   Philip R. Blomquist

               Diabetex International Corporation and Subsidiary

                      (Formerly Sheridan Industries, Inc.)

                        Consolidated Financial Statements

                    June 30, 1999, December 31, 1998 and 1997

                   [LETTERHEAD OF CROUCH, BIERWOLF & CHISHOLM]

                          INDEPENDENT AUDITOR'S REPORT

Stockholders and Directors
Diabetex International Corporation and subsidiary
Sacramento, CA

      We have audited the consolidated accompanying balance sheets of Diabetex International Corporation (a Nevada Corporation) (a development stage enterprise) and subsidiary as of June 30, 1999, December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the periods then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express and opinion on these consolidated financial statements based on our audit. The financial statements of Diabetex International Corporation for the period September 14, 1983 to December 31, 1996 were audited by other accountants whose report dated January 15, 1997 expressed an unqualified opinion on those statements.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diabetex International Corporation at June 30, 1999, December 31, 1998 and 1997, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Crouch, Bierwolf & Chisholm

Salt Lake City, UT
September 28, 1999

                Diabetex International Corporation and Subsidiary
                          (A Development Stage Company)
                           Consolidated Balance Sheets

                                     ASSETS

                                                                         December 31,
                                                     June 30,     --------------------------
                                                       1999          1998          1997
                                                   -----------    -----------    -----------
CURRENT ASSETS
    Cash (Note 1)                                  $    71,815    $        --    $        --
    Prepaid expenses (Note 7)                          144,928             --             --
                                                   -----------    -----------    -----------
    Total Current Assets                               216,743             --             --

Property, Plant & Equipment (Note 4)                     2,708             --             --

Intangible Assets (Note 3)                           9,419,136             --             --
                                                   -----------    -----------    -----------
                                                     9,638,587    $        --    $        --
                                                   ===========    ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

    Accounts payable                               $    38,627    $     4,050    $     3,400
    Accounts payable-related party (Note 6)            200,000             --             --
                                                   -----------    -----------    -----------
    Total Current Liabilities                          238,627          4,050          3,400

CONTINGENCIES AND
 COMMITMENTS (Note 8)                                       --             --             --

STOCKHOLDERS' EQUITY (DEFICIT)

    Common stock; $.002 par value;
     50,000,000 shares authorized,
     12,909,979 and 42,508 shares
     issued and outstanding (Note 2)                    25,820             85             85
    Additional paid-in capital                       9,856,272        153,499        153,499
    Deficit accumulated during the
     development stage                                (482,132)      (157,634)      (156,984)
                                                   -----------    -----------    -----------

    Total Stockholders' Equity                       9,399,960         (4,050)        (3,400)
                                                   -----------    -----------    -----------
                                                   $ 9,638,587    $        --    $        --
                                                   ===========    ===========    ===========

    The accompanying notes are an integral part of these financial statements

                Diabetex International Corporation and Subsidiary
                          (A Development Stage Company)
                      Consolidated Statements of Operations

                                                                              From
                              For the                                    Inception on
                            Six Months                                   September 14,
                              Ended             For the Year Ended          1983 to
                             June 30,              December 31,             June 30,
                               1999            1998           1997            1999
                          ------------    ------------    ------------    ------------
REVENUES                  $         --    $         --    $         --    $         --

EXPENSES

    General and
      Administrative           324,498             650          23,531         480,832
                          ------------    ------------    ------------    ------------

      Total Expenses           324,498             650          23,531         480,832
                          ------------    ------------    ------------    ------------
NET LOSS BEFORE
 INCOME TAXES                 (324,498)           (650)        (23,531)       (480,832)

PROVISION FOR
 TAXES (Note 1)                     --              --            (500)         (1,300)
                          ------------    ------------    ------------    ------------

NET LOSS                  $   (324,498)   $       (650)   $    (23,031)   $   (482,132)
                          ============    ============    ============    ============

LOSS PER SHARE (Note 1)   $       (.03)   $       (.02)   $       (.54)
                          ============    ============    ============

AVERAGE SHARES
 OUTSTANDING                11,598,339          42,511          42,511
                          ============    ============    ============

    The accompanying notes are an integral part of these financial statements

                Diabetex International Corporation and Subsidiary
                          (A Development Stage Company)
                 Consolidated Statements of Stockholders' Equity

                                                                       Accumulated
                                                          Capital in  Deficit During
                                      Common     Common    Excess of     Retained
                                      Shares     Stock     Par Value     Deficit
                                      ------   ---------   ---------    ---------
Balance, December 31, 1989               862   $       2   $  94,173    $ (96,973)

Loss for the Year                         --          --          --         (130)
                                      ------   ---------   ---------    ---------

Balance, December 31, 1990               862           2      94,173      (97,103)

Issues 225 shares to an
 officer in cancellation of debt         225           1       3,772           --

Loss for the Year                         --          --          --       (3,333)
                                      ------   ---------   ---------    ---------

Balance, December 31, 1991             1,087           3      97,945     (100,436)

Expenses paid on the Company's
 behalf contributed to capital            --          --       2,666           --

March 5, 1992, issued 1,250
 shares for services rendered          1,250           2       9,998           --

Loss for the Year                         --          --          --      (10,278)
                                      ------   ---------   ---------    ---------

Balance, December 31, 1992             2,337           5     110,609     (110,714)

Loss for the Year                         --          --          --         (136)
                                      ------   ---------   ---------    ---------

Balance, December 31, 1993             2,337           5     110,609     (110,850)

October 17, 1994, issued
25,000 shares for expenses paid
on the Company's behalf               25,000          50      20,950           --

Expenses paid on the Company's
 behalf contributed to capital            --          --         612           --

Loss for the Year                         --          --          --      (22,903)
                                      ------   ---------   ---------    ---------

Balance, December 31, 1994            27,337          55     132,171     (133,753)

Expenses paid on the Company's
 behalf contributed to capital            --          --       1,227           --

Loss for the Year                         --          --          --         (100)
                                      ------   ---------   ---------    ---------

Balance, December 31, 1995            27,337          55     133,398     (133,853)

Loss for the Year                         --          --          --         (100)
                                      ------   ---------   ---------    ---------

Balance, December 31, 1996            27,337          55     133,398     (133,953)

                                   (continued)

                Diabetex International Corporation and Subsidiary
                          (A Development Stage Company)
                 Consolidated Statements of Stockholders' Equity
                                   (continued)

                                                                                   Accumulated
                                                                  Capital in    Deficit During
                                            Common      Common     Excess of       Retained
                                            Shares      Stock      Par Value        Deficit
                                            ------    ---------    ---------       ---------
Balance, December 31, 1996                  27,337    $      55    $ 133,398       $(133,953)

Shares issued for asset of Aladdin
Transportation, Landmark, Inc.
and Over 100, Inc. (Note 2)                 82,500          165         (165)             --

Shares issued for incentives for loans
to Aladdin Transportation, Landmark,
Inc. and Over 100, Inc. (Note 2)            25,163           50       20,081              --

Shares canceled by various
shareholders                               (10,000)         (20)          20              --

Shares canceled for acquisition
of Aladdin Transportation, Landmark,
Inc. and Over 100, Inc. (Note 2)           (82,500)        (165)         165              --

Shares issued for Presidential and
Regal Limousine Service (Note 2)             4,000            8           (8)             --

Shares canceled for Presidential
and Regal Limousine Service
 (Note 2)                                   (4,000)          (8)           8              --

Net Loss for the Year                           --           --           --         (23,031)
                                            ------    ---------    ---------       ---------

Balance, December 31, 1997                  42,500           85      153,499        (156,984)

Rounding due to reverse
stock split (Note 2)                            11           --           --              --

Net Loss for the Year                           --           --           --            (650)
                                            ------    ---------    ---------       ---------

Balance, December 31, 1998                  42,511           85      153,499        (157,634)


                                   (continued)

                Diabetex International Corporation and Subsidiary
                          (A Development Stage Company)
                 Consolidated Statements of Stockholders' Equity
                                   (continued)

                                                                                  Accumulated
                                                                   Capital in    Deficit During
                                            Common       Common     Excess of       Retained
                                            Shares       Stock      Par Value       Deficit
                                         ----------   ----------   ----------     ----------
Balance, December 31, 1998                   42,511   $       85   $  153,499     $ (157,634)

Shares issued for cash at $.03 per
 share (average)                          9,285,207       18,570      262,322             --

Shares issued for services at $.12
 per share (average)(Note 2)              2,050,000        4,100      245,900             --

Shares issued for intangible assets at
 $6 per share (Note 2 & 3)                 1,532,261        3,065    9,190,501             --

Expenses paid by shareholder in
 Company behalf                                  --           --        4,050             --

Net Loss for the Period                          --           --           --       (324,498)
                                         ----------   ----------   ----------     ----------

Balance, June 30, 1999                   12,909,979   $   25,820   $9,856,272     $ (482,132)
                                         ==========   ==========   ==========     ==========

    The accompanying notes are an integral part of these financial statements

                Diabetex International Corporation and Subsidiary
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows

                                                                              From
                                       For the                            Inception on
                                     Six Months                           September 14,
                                        Ended       For the Year Ended      1983 to
                                      June 30,          December 31,      December 31,
                                        1999         1998         1997        1998
                                     ---------    ---------    ---------    ---------
CASH FLOWS FROM
 OPERATING ACTIVITIES
   Net loss                          $(324,498)   $    (650)   $ (23,031)   $(482,132)
   Adjustments to net cash used
    by operating activities:
    Depreciation                           300           --           --          300
    Stock issued for services          250,000           --           --      281,000
   Expenses paid by a shareholder
    on the Company's behalf              4,050           --           --        8,555
   Increase (Decrease)
    in accrued expenses                234,577          650        2,900      238,627
   Increase (Decrease) in prepaids    (144,928)          --           --     (144,928)
   Expenses paid by stock                   --           --       20,131       20,131
                                     ---------    ---------    ---------    ---------

 Net Cash Used by
  Operating Activities                 (19,501)          --           --      (78,447)
                                     ---------    ---------    ---------    ---------

CASH FLOWS FROM
 INVESTING ACTIVITIES
   Cash paid for acquisition of
    intangibles                       (225,570)          --           --     (225,570)
   Cash paid for fixed assets           (3,008)          --           --       (3,008)
                                     ---------    ---------    ---------    ---------
Net Cash Provided by
Investing Activities                  (228,578)          --           --     (228,578)
                                     ---------    ---------    ---------    ---------

CASH FLOWS FROM
FINANCING ACTIVITIES
   Issuance of common stock            280,892           --           --      394,665
   Stock offering costs                     --           --           --      (15,825)
                                     ---------    ---------    ---------    ---------

Net Cash Provided by
 Financing Activities                  280,892           --           --      378,840
                                     ---------    ---------    ---------    ---------

NET INCREASE (DECREASE)
 IN CASH                                71,815           --           --       71,815

CASH, BEGINNING OF PERIOD                   --           --           --           --
                                     ---------    ---------    ---------    ---------

CASH, END OF PERIOD                  $  71,815    $      --    $      --    $  71,815
                                     =========    =========    =========    =========

                                   (continued)

                Diabetex International Corporation and Subsidiary
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows
                                   (Continued)

CASH PAID FOR:
  Interest                      $       --   $ --   $ --   $       --
  Income taxes                  $       --   $ --   $ --   $       --

Non Cash Transactions
  Stock Issuance for
   Services                     $  250,000   $ --   $ --   $  281,000
   Acquisition of Intangibles   $9,193,566   $ --   $ --   $9,193,566

    The accompanying notes are an integral part of these financial statements

                Diabetex International Corporation and Subsidiary
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    June 30, 1999, December 31, 1998 and 1997

NOTE 1 - ORGANIZATION AND HISTORY

      A. Organization

      The financial statements presented are those of Diabetex International Corporation (formerly Sheridan Industries, Inc.) (a development stage company). The Company was incorporated under the laws of the State of Utah on September 14, 1983. The Company changed its name to Associated Healthcare, Inc. during 1991 but later rescinded the name change and reverted back to Sheridan Industries, Inc. The Company has never had any operations up to December 31, 1998 and in accordance with SFAS #7, is considered a development stage company. The Company is now involved in the treatment and diagnosis of diabetes.

      In 1998, the Company created, and later merged with, a Nevada subsidiary and changed its name to Diabetex International Corporation.

      In June 1999, the Company purchased all of the shares of Advanced Metabolic Technologies, a Nevada corporation (AMT) (See Note 3 for discussion of AMT and its activity). The Company was formed on May 19, 1999 as a wholly subsidiary of Advanced Metabolic Systems (AMS) which transferred an exclusive license to patented proprietary technology for the treatment of diabetes known as Metabolic Activation.

      b. Accounting Method

      The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

      c. Loss Per Share

      The computations of loss per share of common stock are based on the weighted average number of shares outstanding at the date of the financial statements.

      d. Provision for Taxes

      The Company adopted Statement of Financial Standards No. 109 "Accounting for Income taxes" in the fiscal year ended December 31, 1998 and was applied retroactively.

      Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.

                       Diabetex International Corporation
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    June 30, 1999, December 31, 1998 and 1997

NOTE 1 - ORGANIZATION AND HISTORY (continued)

      d. Provision for Taxes (continued)

      Deferred income taxes result from temporary differences in the recognition of accounting transactions for tax and financial reporting purposes. There were no temporary differences at December 31, 1998 and earlier years; accordingly, no deferred tax liabilities have been recognized for all years.

      The Company has cumulative net operating loss carryforwards of over $150,000 at December 31, 1998. No effect has been shown in the financial statements for the net operating loss carryforwards as the likelihood of future tax benefit from such net operating loss carryforwards is highly improbable. Accordingly, the potential tax benefits of the net operating loss carryforwards, estimated based upon current tax rates at December 31, 1998 have been offset by valuation reserves of the same amount. The net operating losses begin to expire in the year 2003.

      e. Cash or Cash Equivalents

      The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

      f. Consolidated Financial Statements

      The consolidated financial statements include the accounts of Diabetex International Corporation and its subsidiary, Advanced Metabolic Technology. Collectively, these entities are referred to as the Company. All significant intercompany transactions and accounts have been eliminated.

NOTE 2 - NON CASH TRANSACTIONS

      During 1999, the Company issued stock for services and the purchase of a subsidiary and other intellectual properties related to the medical field, specifically technology that advances the treatment and diagnosis of diabetes.

      The transactions were recorded at estimated fair market value of the stock, specifically the price of stock being offered at private placement prices to the general public, or some other negotiated arms length transaction as best determined at the time by the board of directors. The following transactions occurred in the first six months of 1999:

                       Diabetex International Corporation
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    June 30, 1999, December 31, 1998 and 1997

NOTE 2 - NON CASH TRANSACTIONS (continued)

            -2,000,000 shares were issued for services rendered for assistance in obtaining the Company's license to 44 patents covering technology related to non invasive blood glucose monitoring. Share shares were valued at $.05 per share or total value of $100,000.

            -50,000 shares were issued for services rendered related to the acquisition of Advanced Metabolic Technologies. The shares were valued at $3 per share or $150,000.

            -1,532,261 shares were issued for acquisition of all of the stock of Advanced Metabolic Technologies (see note 3) and a license for the intellectual properties related to an insulin pump developed by Hamilton May, Inc. The purchase price was negotiated at $6 per share or a total value of $9,193,566. The fair market value of the stock was $10 (private placement purchase price) or $20 to $22 quoted price on the bulletin board. The Company had an appraisal completed on Advanced Metabolic Technologies intellectual properties which substantiated a value greater than the purchase price. The estimated value of the Hamilton May insulin pump has not been appraised, but the Company has adopted a policy of reviewing the value of the Hamilton May pump and all other intellectual properties that it has or will acquire and write down the value to estimate future value to the Company in the period once the value is know to have decreased.

NOTE 3 - ACQUISITION OF INTANGIBLE ASSETS

      Advanced Metabolic Technologies (AMT)

      AMT owns an exclusive license to market, and otherwise exploit, that certain therapy known as hepatic activation or metabolic activation (the therapy). A patent has been granted covering the therapy and the patent is a subject of the license. The license includes any and all improvements to the therapy, the subject patent or any related subsequent patents. The therapy has been developed at the Aoki Diabetes Research Institute (ADRI) under the direction of Dr. Thomas Aoki. ADRI is associated with and maintains it's offices and clinic on the campus of University of California, Davis, in Sacramento California. The therapy has been in development and testing for a period of more than ten years and has met all FDA requirements for use on human patients. The cost of developing and proving the therapy exceeded $12,000,000 (twelve million dollars). The therapy is to be used on patients that suffer from diabetes. Patients that have undergone regular treatments have reported improvements in diabetes related health complications such as restoration of kidney function or cessation of kidney degeneration, restoration of eyesight or cessation of eyesight degeneration, improved heart metabolism, cessation of diabetic hyper/hypo glycemic blackouts, and improved sense of general health and well being and other benefits. Presently, ADRI and five private clinics administer the therapy to patients of a fee basis. The Company carries this asset on it's books at a cost of $7,631,636 paid in stock and cash.

                       Diabetex International Corporation
                          (A Development Stage Company)
                        Notes to the Financial Statements
                   June 30, 1999, December 31, 1998 and 1997

NOTE 3 - ACQUISITION OF INTANGIBLE ASSETS (continued)

      Hamilton May

      Hamilton May Corporation has sold the Company a license to market, and otherwise exploit, that certain mechanical device known as the Hamilton May Pump (the pump). The license includes any and all improvements to the pump and rights to patent protection if a patent, covering the pump, is ever granted. The pump has been developed under the direction of Dr. Nardo Zaias of Miami, Florida. The pump has been shown to have the ability to deliver pulses of insulin and insulin related products to patients with tremendous precision and without shear. There are no regulatory prohibitions against using the pump on human patients. The pump has the feature of being a two-way system in that it has the capacity to both deliver and draw when attached to a patient.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

      Property and equipment are recorded at cost. Repairs and maintenance are charged to operations, and renewals and additions are capitalized.

      Property and equipment consists of the following:

                                                June 30,     December 31,
                                                  1999     1998     1997
                                                -------   ------     -----
      Computer Equipment                        $ 3,008   $   --     $  --
      Equipment                                      --       --        --
                                                -------   ------     -----
                                                                     $

      Less: Accumulated Depreciation               (300)      --        --
                                                -------   ------     -----
                                                $ 2,708   $   --     $  --
                                                =======   ======     =====

      Depreciation is based on the estimated useful life of the asset either on a straight line basis over 5 years.

      Depreciation expense for 1998 and 1997 was $0. Depreciation expense for 1999 was $300.

NOTE 5 - USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

                       Diabetex International Corporation
                          (A Development Stage Company)
                        Notes to the Financial Statements
                    June 30, 1999, December 31, 1998 and 1997

NOTE 6 - ACCOUNTS PAYABLE-RELATED PARTY

      At the time of the purchase of American Metobolic Technology (Note 3), the Company agreed to pay $150,000 in closing and other costs over a period of time and another $50,000 for research performed by another research development firm for AMT before the purchase. These payments were part of the negotiated purchase price of AMT and was included in the basis of the cost of AMT.

NOTE 7 - PREPAID EXPENSES

      Prepaid expenses consists of the following:

             Advances to affiliate for advance
              royalties (Note 8)                          $119,928
             Prepaid consulting fees (Note 8)               25,000
                                                          --------
                                                          $144,928
                                                          ========


NOTE 8 - COMMITMENTS AND CONTINGENCIES

      As part of the purchase of AMT, the Company agreed to pay $200,000 in closing costs and other expenses related to the purchase of AMT. The Company also agreed to pay $75,000 for consultation for the next year. The Company paid $25,000 in advance for those services.

      The Company also agreed to pay two consultants to AMT for a period of one year at $5,000 each per month.

      In 1999, The Company entered into a licensing agreement with Solid State Farms, Inc. for their 44 international patents covering proprietary technology to monitor blood glucose levels non invasively. The agreement calls for a payment of a 7% of the adjusted gross sales price on all licensed products. The Company has made advance royalty payments of $119,928 on this royalty up to June 30, 1999.

NOTE 9 - STOCK OPTIONS

      The Company has two options outstanding at June 30, 1999.

      -     6,000 shares at $6 per share to an individual.
      - 50,000 shares at $10 per share to a corporation. 21,000 shares have already been exercised.

NOTE 10 - REVERSE STOCK SPLIT

      In 1998, the Company shareholders approved a 1 for 400 reverse stock split of its common shares. The financial statements have been restated retroactively to show the effects of the split.

                                 EXHIBIT INDEX

2.1(a) Agreement and Plan of Reorganization among Diabetex International Corp.
       and Advanced Metabolic Systems dated June 30, 1999

   (b) Asset Sale Agreement Dated May 26, 1999

3.1(a) Articles of Incorporation of Sheridan Industries, Inc. (issuer -- UT)

  (aa) Article of Incorporation of Sheridan Ind. (NV)

3.1(b) Articles of Incorporation of Advanced Metabolic Tech. (subsidiary)

   (c) Articles of Incorporation of Hamilton May Corporation (Licensor)

3.2(a) Bylaws of Sheridan Ind.

3.2(b) Bylaws of Hamilton May Corporation (Licensor)

 10(a) Consulting Agreement for Thomas Aoki dated June 30, 1999

 10(b) Consulting Agreement for Gregory Gilbert dated June 30, 1999

   (c) License Agreement between Hamilton May Corp., Gregory Gilbert and Diabetex International Corp. dated June 30, 1999

99.1   Aoki Patent